July 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Lin

	Re:	Coastal Financial Corporation
Registration Statement on Form S-1
File No. 333-225715
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Coastal Financial Corporation (the “Company”) that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-225715) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on July 17, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have distributed approximately 781 copies of the preliminary prospectus dated July 10, 2018, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.
HOVDE GROUP, LLC

By: KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Lisa J. Schultz
Name:	Lisa J. Schultz
Title:	Managing Director

By: HOVDE GROUP, LLC

By:	/s/ Kevin S. Grant
Name:	Kevin S. Grant
Title:	Chief Compliance Officer

[Signature Page to Acceleration Request]